JULIE A. SMITH D 214.922.4113 F 214.922.4142 jsmith@hallettperrin.com

April 26, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, DC 20549

Re:	Capview Residential Income – Fund VII, LP
Amendment No. 2 to Offering Statement on Form 1-A Filed March 8, 2021 File No. 024-11443

Ladies and Gentlemen:

On behalf of Capview Residential Income – Fund VII, LP (“CRI7”) we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to CRI7 dated April 1, 2021 (the “Comment Letter”) regarding Company’s Offering Statement on Form 1-A (CIK 0001839702) (the “Offering Statement”).

CRI7 is concurrently filing via EDGAR today Amendment No. 2 to the Offering Statement (“Amendment No. 2”), which includes changes to the Offering Statement in response to the Staff’s comments set forth in the Comment Letter, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 2, which reflects all changes to the Offering Statement.

We understand that the Staff may have additional comments after reviewing Amendment No. 2 and the responses set forth below.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been repeated herein in bold font, with CRI7, responses immediately following each of the Staff’s comments. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to Amendment No. 2. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 2.

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

April 26, 2021

Form I-A/A filed March 8, 2021

General

1.

As your offering is a blind-pool, please provide the disclosure required by Industry Guide 5 or advise. For example, revise your compensation disclosure to comply with Item 4 and provide the disclosure required by Item 8, including prior performance tables. For guidance, refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form I-A, and CF Disclosure Guidance Topic No. 6.

Response: In response to the Staff’s comment, CRI7 has added the requested disclosure starting on page 27 of Amendment No. 2. It is important to note that Industry Guide 5’s tables were largely inapplicable to CRI7. CRI7 does not believe the Sponsor has any prior programs with similar investment objectives. The previous programs sponsored by Capview Partners, LLC, CRI7’s sponsor, focused on acquiring tenant-occupied, single-tenant net lease retail properties leased to commercial tenants under primarily triple-net leases, whereas CRI7 focuses on acquiring single family residential properties, renovating them and leasing them to an affiliated master tenant under a master lease. Tables I and II are inapplicable because neither CRI7 nor the Sponsor has conducted or closed any offerings within the previous three years. Table III is applicable because the Sponsor has one program, conducted by Capview Income & Value Fund IV, LP, for which an offering was closed within the previous five years. Table III is provided on page 28 under the caption “PRIOR PERFORMANCE SUMMARY.” Table IV is inapplicable because no programs have been completed in the previous five years. The Sponsor sold its single then-existing program to an institutional manager in 2018 and such program has been continued by its new sponsor. Table V and Table VI are inapplicable because none of the programs of the Sponsor had similar investment objectives as CRI7. The Company notes the instructions to Item 8 of Industry Guide 5 urge the Sponsor not to include information about prior performance beyond that required by the Industry Guide so it has limited its disclosure as described above.

2.	Please describe the material terms of the limited partnership agreement and the master lease agreement in the filing. For example:

•	Describe the restrictions on an investor's ability to transfer units, as you disclose on page 30.

Response: In response to the Staff’s comment, CRI7 has added the requested disclosure on page 34 of Amendment No. 2 under the caption “SUMMARY OF THE LIMITED PARTNERSHIP AGREEMENT—Restrictions on Transferability.”

•	With respect to the master lease agreement, clarify how you will determine the rent to be paid by the tenant.

Response: In response to the Staff’s comment, CRI7 has added the requested disclosure on starting on page 22 of Amendment No. 2 under the caption “BUSINESS—Investment Strategy.”

•	Clarify why you plan to enter into a 15 year master lease agreement when you intend to liquidate within five years.

Response: In response to the Staff’s comment, CRI7 has added the requested disclosure starting on page 22 of Amendment No. 2 under the caption “BUSINESS— Investment Strategy.”

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

April 26, 2021

3.	We note that clause 10 of your subscription agreement contains an exclusive forum and a jury trial waiver provision. Please disclose in the filing:

•	the jury trial waiver and exclusive forum provisions, including how it will impact your investors;
•	enforceability under federal and state law;
•	whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;
•	to the extent the provisions apply to federal securities law claims, revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and
•	whether purchasers of interests in a secondary transaction would be subject to these provisions.

If the provisions do not apply to federal securities law claims, please revise the agreement to make that clear. Additionally, with respect to the exclusive forum provision, please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Fund has removed the jury trial waiver provision and have modified the exclusive forum provision in the subscription agreement attached as Appendix A to Amendment No. 2 to be consistent with federal securities laws.

4.

We note your disclosure that the offering circular will be furnished to prospective investors on your website. Please ensure that the disclosure on your website complies with the conditions in Rule 255 of Regulation A.

Response: CRI7 does not intend to furnish the offering circular on its website until the offering circular has been qualified by the SEC. CRI7 will ensure, however, that any disclosures on our website will comply with the conditions of Rule 255 of Regulation A.

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

April 26, 2021

Cover Page

5.

We note your disclosure that your general partner will be paid a fee of 1%, and that this fee includes payments for marketing and distribution of the units. Please disclose in the filing how the general partner complies with Rule 3a4-1 of the Exchange Act.

Response: The General Partner is not deemed to be a broker by virtue its compliance with Rule 3a4-1(a) of the Exchange Act, including subpart (4)(ii). Specifically, neither the General Partner nor any of its associated persons (a) is subject to any statutory disqualification, as that term is defined in Section (a)(39) of the Exchange Act (as required by subpart (a)(1) of Rule 3a4-1); (b) is paid transaction-based compensation or commissions on transactions in securities (as required by subpart (a)(2) of Rule 3a4-1); or (c) is a broker or dealer or an associate person thereof (as required by subpart (a)(3) of Rule 3a4-1). Further, the General Partner complies with all three requirements of subpart (a)(4)(ii) of Rule 3a4-1 of the Exchange Act. First, the General Partner performs, and will continue to perform after the offering closes, substantial duties on behalf of the Fund. The General Partner has sole management responsibility of the Fund pursuant to the terms of the Partnership Agreement and is responsible for the daily operations and decision-making of CRI7, including decisions about SFR Property acquisitions and dispositions, the selection of vendors, property managers and suppliers and the other aspects of the Fund’s day-to-day operations. Second, neither General Partner nor its associated persons were a broker or dealer, or an associated person of a broker or dealer, with the preceding 12 months. Finally, neither the General Partner nor its associated persons participate in selling an offering of securities for any issuer more than once every 12 months.

The Fund also clarified its disclosure in the offering circular regarding its organizational and offering fees and its marketing, distribution and sponsorship expenses. The General Partner bears the responsibility for the costs of establishing and organizing the Fund and for paying costs associated with the offering, such as legal fees, finance fees, due diligence reports, travel expenses, accounting fees, printing fees (for items like brochures and other communications), graphic design fees and other costs related to the organization of the Fund and offering of its securities. These fees were not intended to provide commissions or transaction-based compensation to the General Partner for selling securities to investors but were intended to reimburse the General Partner for the costs incurred in forming and organizing the Fund and conducting the offering.

6.

We note your disclosure that the general partner will accept or reject any subscription received within three months of its receipt. Please provide us your analysis as to whether your offering is a delayed offering. See Rule 251(d)(3)(i)(F) of Regulation A.

Response: CRI7 does not intend to conduct a delayed offering but, instead, intends to commence the offering promptly (and within two calendar days) after the offering circular has been qualified. CRI7 intends to make the offering on a continuous basis and expects the Units to be offered and sold within two years from the initial qualification date. In response to the Staff’s comment, the Fund has revised the language regarding the timing of the rejection or acceptance of subscriptions to clarify our intention.

Risk Factors, page 4

7.

Please revise your risk factor disclosure and the Summary section to describe the issues investors may face as a result of receiving a Schedule K-1. In particular, we note that Schedules K-1 are usually complex, may involve the engagement by investors of sophisticated tax experts and may lead to a taxable event even if the security is not sold.

Response: In response to the Staff’s comment, CRI7 has added the requested risk factor disclosure on page 15 of Amendment No. 2.

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

April 26, 2021

Business

RENU Management, LLC, page 24

8.	Please file the RENU Management agreement as an exhibit. See Item 17(6) of Part II of Form I-A. Also disclose the material terms of this contract, including the payments to be made to RENU.

Response: In response to the Staff’s comment, CRI7 has added the requested documents as Exhibits 10.1 and 10.2 and has added the requested disclosure on page 24 of Amendment No. 2 under the caption “BUSINESS—Property Management and Property Acquisition.”

Compensation of Executive Officers, page 29

9.

Please revise your table to disclose an estimate of the dollar amount of fees to be paid in the first fiscal year, assuming the maximum number of securities being registered are sold in this offering and assuming maximum leverage, to the extent applicable. Include all fees to be paid, as reflected in the Use of Proceeds section. Clarify the services that are being provided for each fee. To the extent these fees are to be paid to third parties, identify the third parties.

Response: In response to the Staff’s comment, CRI7 has added the requested disclosure starting on page 29 of Amendment No. 2 under the caption “COMPENSATION OF GENERAL PARTNER AND AFFILIATES.”

Exhibits

10.

We note that the consent of your independent registered public accounting firm included as Exhibit 11.1 is undated. Please obtain, and file in an amendment, a dated consent from your independent registered public accounting firm.

Response: In response to the Staff’s comment, CRI7 has included a dated consent of the independent registered public accounting firm as Exhibit 11.1 to Amendment No. 2.

11.

Please revise your subscription agreement to remove the representation that an investor has "read," "reviewed" or "understands" the contents of the offering statement. For example, clauses 3(c) and (d).

Response: In response to the Staff’s comment, CRI7 has removed the representations that an investor has "read," "reviewed" or "understands" the contents of the offering statement from the subscription agreement attached as Appendix A to Amendment No. 2.

12.	Please have counsel provide an updated legal opinion to address all of the securities you are seeking to qualify in this offering.

Response: In response to the Staff’s comment, CRI7 has provided an updated legal opinion to address all of the securities CRI7 is seeking to qualify as Exhibit 12.1 to Amendment No. 2.

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

April 26, 2021

13.

We note that your testing the waters materials include projected property information and a possible return on investment. Please tell us your basis for these estimates. Refer to Part II (b) of Form I-A. We may have further comment after reviewing your response.

Response: The estimated cash flow summary and possible return on investment in the testing the waters materials attached as Exhibit 13.1 to the Offering Statement starts with a $50,000 investment in the Fund’s Units. Assuming the Fund is able to secure debt financing at a 67.5% loan-to-cost (65.25% loan-to-value), net of the payment of fees and expenses, the purchase price for such property would be $109,969. The first years’ net operating income is estimated at $5,498 based on a 5.0% cap rate. The Master Tenant intends to pay first year’s rent to the Fund equal to 110% of the estimated net operating income of the property, or $6,048. Assuming an interest rate of 3.25% on the debt, an allocation of the Fund’s operating expenses, and a reserve of 2.5 months debt service, first year distributions to the investors would be $2,875, equating to a starting yield of 5.75%. CRI7 assumed an increase in interest rates of 25 basis points annually. Pursuant to the terms of the Master Lease, the rent paid to the Fund by the Master Tenant will increase 1.0% annually on each leased property, which after the payment of debt service, results in an approximate 2.2% annual increase in cash flow to the investor as reflected in the estimated cash flow summary.

If you have any questions in connection with these comments, please do not hesitate to contact me at (214) 922-4113 or by email at jsmith@hallettperrin.com.

Sincerely, Hallett & Perrin, P.C.

By:
Julie A. Smith

Enclosure

cc:	John Hammill, Chief Executive Officer, Capview Partners, LLC
Kevin Connelly, Chief Financial Officer, Capview Partners, LLC